Sun Life Financial says SEC staff to recommend enforcement action against MFS investment management subsidiary

Toronto, Ontario - - December 08, 2003 - - Sun Life Financial Inc. today said that the staff of the Boston office of the Securities and Exc hange Commission (SEC) has indicated that it intends to recommend to the SEC that an enforcement action be taken against Massachusetts Financial Services Company (MFS) alleging, in effect, that the disclosure in certain of MFS’ fund prospectuses concerning market timing was false and misleading, and breach of fiduciary duty.

The SEC notice contains no allegations that any MFS employee was knowingly involved in either late trading or inappropriate personal trading in MFS funds.

MFS, based in Boston, Mass., is the 11th largest mutual fund company in the U.S. and is 93 per cent owned by Sun Life Financial.

MFS is cooperating fully with the SEC.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2003, the Sun Life Financial group of companies had total assets under management of CDN $348.5 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Media Contact: Nicholas Thomas 416-979-6070 nicholas.thomas@sunlife.com	Investor Relations Contact: Tom Reid 416-204-8163 www.sunlife.com